

Mail Stop 3561

December 6, 2007

Mr. Harj Gill
President and Chief Executive Officer
AMS Homecare Inc.
1360 Cliveden Avenue
Delta, British Columbia, Canada, V3M-6K2

>   **Re: AMS Homecare Inc.**
>   **Form 20-F for Fiscal Year Ended February 28, 2007**
>   **Filed October 17, 2007**
>   **File No. 000-50109**

Dear Mr. Gill:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended February 28, 2007

General

1.   Please review the general instructions to Form 20-F, including General Instruction C, parts (b) and (c). We note several significant events that occurred before the filing date of the Form 20-F, including the bankruptcy of your Canadian subsidiary, the subsequent sale of such subsidiary's assets, your agreement with Totaltrak Global and a $7 million private placement, which do not appear to be adequately addressed in your filing. Please amend your filing to disclose these matters in all material respects. Further, please amend your filing to address the effect of the British Columbia Securities Commission's July 2006

cease trade order upon the trading market for your securities, and, in particular, the trading activity in the 174,850,000 shares subject to the order.

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 21

2.   Expand this section to disclose the sale of AMS Homecare Canada, the terms of the sale, and identify whether the buyer is related to AMS in any way. Discuss what effect selling practically all of AMS's operating assets will have on its business and financial statements.

Item 9. The Offer and Listing
Price History, page 39

3.   Please revise your tables and disclosures included in "Price History" to provide the trading prices for the most recent financial year and the four most recent financial quarters, in accordance with Item 9.A.4 of Form 20-F.

4.   Revise to disclose the "E" added to your stock symbol by the NASD and the subsequent delisting from the Bulletin Board and the reasons for these two actions.

Item 17. Financial Statements and Exhibits, page 47

5.   We note the omission of an audit report in the Form 20-F. You are required to file audited financial statements and an audit report covering the financial statements. Please amend to provide a compliant Form 20-F immediately.

Note 6. Long-term Debt, page 55

6.   We note you were in violation of your loan covenants as of February 28, 2007. Your disclosures do not indicate you have received waivers from your lenders to cure the non-compliance. In accordance with SFAS 78, it appears your long-term debt should be classified as a current liability in its entirety on your balance sheet. Please revise your balance sheet and disclosures accordingly, or addressing the relevant accounting literature, tell us why you believe the classification of long-term debt is appropriate at February 28, 2007.

Exhibits, page 64

7.   Tell us why you listed consents from STS Partners LLP, Chartered Accountants, and HLB Cinnamon Jang Willoughby as exhibits to the 20-F when these consents were not filed. Please delete the consents or file them if they relate to audit reports that are actually in an upcoming amendment to the 20-F.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or me at (202) 551-3790 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson, Staff Attorney, at (202) 551-3393 or John Reynolds, Assistant Director, at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services